RIO NARCEA GOLD MINES, LTD

C/ Secundino Roces Riera, 3-2^0 • Centro de Empresas Asipo I
Parque Empresarial de Asipo • 33428 Cayés-Llanera, Asturias, Spain
Tel: (34) 98 573 33 00 • Fax: (34) 98 573 33 01
Email: info@rngm.com • Web: www.rionarcea.com



NEWS RELEASE

August 4, 2005
Trading Symbol: TSX: RNG
Amex: RNO

RIO NARCEA COMMENTS ON PRESS REPORT CONCERNING SALAVE PROJECT

Toronto, Canada – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") would like to comment on a recent report in the Spanish press. According to this report, a spokesperson for the Asturian government was quoted as saying that the government has declined the Company's Change in Land Use application. The Change in Land Use application is a critical step in obtaining all other necessary permits for project construction.

The Company has received no notification of any decision by the Asturian government. When the Company receives formal notification of the Government's position, Rio Narcea will evaluate all of its options and consider its legal position under applicable Spanish law, including the legal right to compensation established, among other applicable laws, in the Spanish Constitution.

For further information, contact John W. W. Hick, Chief Executive Officer or Steve Dawson, Manager, Investor Relations.

Tel: (416) 956 7470
Fax: (416) 956 7471
E-Mail: info@rngm.com
Website: www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.